EXHIBIT 21.1

SUBSIDIARIES OF CLEARFIELD, INC.

As of September 30, 2024

Entity Name	State or Other Jurisdiction of Incorporation
Clearfield Finland Oy (1)	Finland
Nestor Cables Oy (2)	Finland
Nestor Cables Baltics OÜ (3)	Estonia

(1)	100% owned subsidiary of Clearfield, Inc.

(2)	100% owned subsidiary of Clearfield Finland Oy

(3)	100% owned subsidiary of Nestor Cables Oy